UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )

                         MAGELLAN PETROLEUM CORPORATION
                         ------------------------------
                                (Name of Issuer)

                         Common STOCK, $0.01 PAR VALUE
                         -----------------------------
                         (Title of Class of Securities)

                                    559091301
                                    ---------
                                 (CUSIP Number)

                                 JULY 15, 2014
                              ------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                PAGE 1 OF 4 PAGES

--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Hammer Wealth Group Inc.                                      45-4717240
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware - U.S.A.
--------------------------------------------------------------------------------
                     5      SOLE VOTING POWER

                            4,513,516
      NUMBER OF      -----------------------------------------------------------
        SHARES       6      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY             0
         EACH        -----------------------------------------------------------
      REPORTING      7      SOLE DISPOSITIVE POWER
       PERSON
         WITH               4,513,516
                     -----------------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,513,516 shares*

       * (not to be construed as an admission of beneficial ownership
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       9.8%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       IA
--------------------------------------------------------------------------------


                                PAGE 2 OF 4 PAGES

              Item 1(a) Name of Issuer:
                        Magellan Petroleum Corporation

              Item 1(b) Address of Issuer's Principal Executive Offices:
                        1775 Sherman Street, Suite 1950
                        Denver, CO 80203

              Item 2(a) Name of Person Filing:
                        Hammer Wealth Group Inc.

              Item 2(b) Address of the Principal Office or, if none, Residence:
                        68 So. Service Road, Suite 100
                        Melville, NY 11747
                        United States

              Item 2(c) Citizenship:
                        Delaware - U.S.A.

              Item 2(d) Title of Class of Securities:
                        Common Stock, $0/01 par value

              Item 2(e) CUSIP Number:
                        559091301

              Item 3 If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                        (e) [X]  An investment advisor in accordance with
                                 section 240.13d-1(b)(1)(ii)(E)

              Item 4    Ownership:
                        (a) Amount Beneficially Owned:

                            4,513,516 shares of common stock acquired on behalf
                                      of client discretionary investment
                                      advisory accounts

                        (b) Percent of Class:
                            9.8%

                        (c) Number of shares as to which such person has:
                            (i)   sole power to vote or direct the vote:
                                  4,513,516 shares

                            (ii)  shared power to vote or direct the vote:
                                  0 shares

                            (iii) sole power to dispose or to direct the
                                  disposition of:
                                  4,513,516 shares

                            (iv) shared power to dispose or to direct the disposition of:
                                  0 shares

              Item 5    Ownership of Five Percent or Less of a Class:

                        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Instruction: Dissolution of a group requires a response to this item.


                                PAGE 3 OF 4 PAGES

  Item 6    Ownership of More than Five Percent on Behalf of Another Person:

            Not applicable.

  Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            Not applicable.

  Item 8    Identification and Classification of Members of the Group:

            Not applicable.

  Item 9    Notice of Dissolution of a Group:

            Not applicable.

  Item 10   Certification:
            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2015

                                 Hammer Wealth Group Inc.

                                 By:   /s/ William Hammer, Sr.
                                       --------------------------------
                                       William Hammer
                                       Title: Chairman


                               PAGE 4 OF 4 PAGES